Tomichi Creek Outfitters

October 17, 2013

Mr. Justin Dobbie

Legal Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

RE:

Tomichi Creek Outfitters

Registration Statement on Form S-1

Filed September 26, 2013

File No. 333-190727

Dear Mr. Dobbie:

Tomichi Creek Outfitters submits this letter to you in response to your letter of October 10, 2013, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

General

1.

Please tell us whether or not you believe you are a blank check company within the meaning of Rule 419(a)(2).  If not, please provide us your analysis in support of that conclusion.

RESPONSE:

We acknowledge the Staff’s comment and the Company believes that we are not a blank check company and we have added the following discussion on the “Prospectus Cover Page”.  We have provided a copy of the discussion as it appears in the amended filing as written below.

The Company has no present plans to be acquired or to merge with another company nor does the Company, nor any of its shareholders, have any plans to enter into a change of control or similar transaction.  Our Company has a detailed plan of operation and as such the Company is not a blank check company.

COMMENT:

2.

Given your limited resources, the size and cost of this offering, the costs of being public reporting company and the lack of experience of management running a public company, please tell us why you have decided to conduct a registered public offering instead of pursuing other financing alternatives.

RESPONSE:

We acknowledge the Staff’s comment and management determined that the S-1 was the method which would result in the greatest ease of fundraising and also would leave the company in a position of greatest public exposure and in the best position for future fundraising, acquisitions and expansion.

COMMENT:

3.

We note your response to our prior comment 1 and reissue in part.  We note your revised disclosure on the prospectus cover page that you are a shell company.  Please revise to include a risk factor discussing the fact that you are a shell company, cautioning investors as to the highly illiquid nature of an investment in your common stock and discussing the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resale of restricted securities.  Similarly, please revise the discussion of future sales on page 41 to disclose the unavailability of Rule 144.

RESPONSE:

We acknowledge the Staff’s comment and the Company has included a risk factor discussing that we are a shell company and an investment is highly illiquid.  We have provided a copy of the risk factor discussion as it appears in the amended filing as written below.

WE ARE A SHELL COMPANY AND THEREFORE INVESTORS SHOULD BE AWARE OF THE HIGHLY ILLIQUID NATURE OF YOUR INVESTMENT.

The Company is a Shell Company as defined by as defined in Rule 405. As such, no shares will be eligible to be sold or transferred under Rule 144 until in excess of one year from the filing of the equivalent of Form 10 information by the Company with the SEC.

COMMENT:

Cover Page of Prospectus, page 1

4.

We note your response to our prior comment 4 and reissue.  As your cover page spans the length of pages 1 and 2, please revise to limit the information contained there to one page.  Refer to Item 501(b) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing to limit our cover page to span only one page.

COMMENT:

Table of Contents, page 3

5.

Please revise your table of contents to refer to the correct pages.  For example, the table lists “Use of Proceeds” on page 15, when it is actually on page 13.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the entire table of contents to refer to the correct pages.

COMMENT:

Summary Information and Risk Factors, page 4

6.

Please disclose in the summary, if true, that Mr. Gindro has no experience running a business, serving as the CEO of a public company, reviewing financial statements or serving as the CFO of a public company or being responsible for the preparation of the various Exchange Act reports required to be filed by public companies.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have disclosed in the “Summary Information and Risk Factor” section the following statement; “Mr. Gindro has no experience running a business, serving as the CEO of a public company, reviewing financial statements or serving as the CFO of a public company or being responsible for the preparation of the various Exchange Act reports required to be filed by public companies.”

COMMENT:

7.

You state that once the offering closes, Mr. Gindro plans to spend the time necessary to direct the primary operations of the business. As such, please disclose whether or not Mr. Gindro intends to quit his construction company job once the offering closes. If not, please discuss how you believe Mr. Gindro will be able to direct the operations of the company while maintaining what appears to be a full-time job.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have included a discussion regarding Mr. Gindro’s plans to further the business of Tomichi Creek while employed at his current construction job.  The discussion as it appears in the revised filing is as follows: “While Mr. Gindro does not intend to quit his construction job upon the closing of the offering, he does intend to limit the hours at his job so he can dedicate the necessary time to the operation of this business.  It is anticipated that as the business grows Mr. Gindro will eventually fully quit his construction job.”

COMMENT:

8.

We note your response to our prior comment 6 and reissue. It appears that you have not removed all non-substantiable statements or marketing language from the prospectus, as it still contains the following phrases: “some of the most beautiful land on the planet,” “stunning scenic views,” “great home cooked meals,” “true undiscovered jewels of Colorado,” “life-time memory,” and “memorable experiences which will keep them coming back.” Please revise to eliminate these phrases along with all other non-substantiable statements here and elsewhere in the prospectus.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we do have removed all non-substainable  statements or marketing language from the prospectus.

COMMENT:

9.

Please explain what is meant by the phrase “[o]ur President, Mr. Gindro, has over 7 years of big game guide experience on approximately 42 square miles of public land.” To the extent he has been guiding trips as a hobby, rather than a profession, please revise your disclosure accordingly.

RESPONSE:

We acknowledge the Staff’s comment and we have revised to clarify that “our president Mr. Gindro has as a hobby during his hours off from his regular job has been guiding big game experiences for over 7 years.”  We have made this clarification throughout the filing.  In addition, we have removed the reference to 42 square miles of public land.

COMMENT:

10.

We note your response to our prior comment 8 and reissue in part.  Please revise to   disclose with greater detail your initial marketing efforts to date.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing to disclose in greater detail our marketing efforts to date.

COMMENT:

11.

We note your response to our prior comment 9 and reissue in part. While we note your revised disclosure concerning your net losses to date, please revise to disclose your cash on hand as of the most recent practicable date, your monthly “burn rate,” and how long your present capital will last at that rate, both here and in the liquidity section of your prospectus.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have included a discussion on the cash we have on hand, how long we expect the cash will last.  In addition we have added this discussion to the liquidity section.

COMMENT:

Risk Factors, page 8

General

12.

We note your response to our prior comment 10. Please revise to discuss the risk that your company has not yet formulated a policy for handling conflicts of interest, along with the potential for conflicts of interest, in a separate risk factor.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing and placed the discussion that we have not yet formulated a policy for handling conflicts of interest in a separate risk factor.

COMMENT:

Use of Proceeds, page 13

13.

We note your response to our prior comment 15 and reissue in part. Please revise to clarify what is meant by your explanation that you have not allocated any funds for leading trips and purchasing equipment because “all the necessities will be paid for from deposits and payment of services.” Please disclose, for example, how you will pay for transportation, the guide’s equipment, the equipment for preparing meals, and the accommodations referenced in your business section. To the extent you believe you will be able to pay for all of these business related expenses with customer deposits, please provide us with your basis for this belief, including a discussion of all possible expenses you will incur related to the operations of your business.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our added a discussion to the “Use of Proceeds” section to clarify why we have not allocated any funds for leading trips.  We have provided a copy of the discussion as it appears in the amended filing as follows: “The Company has not allocated any funds for leading trips and purchasing equipment.  All necessities for the trip will be paid for from deposits for services including food.  Clients are responsible for bring their own gear including tents and recreational vehicles.  Most clients bring their own motor homes and some prefer to stay in local motels and cabins that are in the area.”

COMMENT:

Business Overview, page 18

Product Development, page 19

14.

We note your response to our prior comment 20 and reissue in part.  Please revise the “Scenic Tours” section to identify the types of services you intend to provide and the corresponding prices.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the “Scenic Tours” section and identified the types of services we plan to offer and their corresponding prices.

COMMENT:

Growth Strategy of the Company, page 20

15.

We note your response to our prior comment 24. Please reconcile your response that you have removed your discussion of a potential reality show with the disclosure in your growth strategy section on page 21 which discusses exploring a potential reality television show.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed all discussion and reference to a reality television show.

COMMENT:

Competitor Analysis, page 20

16.

We note your response to our prior comment 25 and reissue. Please reconcile your characterization of the outdoor enthusiast market in Colorado as “vast with many established competitors” with your disclosure that “there are only two other outfitters with a fifty mile radius of [y]our location.” In doing so, please explain how you are measuring your market. Please also discuss whether there are outfitters located outside of this radius that operate in the same territory in which you intend to operate. Additionally, please provide the basis for your belief that “there is market share available” for your company.

RESPONSE:

We acknowledge the Staff’s comment and we have revised the “Competitor Analysis” section to explain how we are measuring our market,, outfitters in our area, and why we believe market share is available.  We have provided below a copy of the “Competitor Analysis” section as it now appears in the amended filing.

Competitor Analysis

There are only two other outfitters with a fifty mile radius of our location and they both consist of individuals who operate their business on a part-time basis.  The competition offers similar services and we consider them to be competent, experienced and they may have greater financial and marketing resources than we do at the present time.  Some of our competitors also offer a wider scope of outdoor services and have greater name recognition within the marketplace.  The Company is not aware of any other outfitters located outside of our area that operate in the same territory which we intend to operate.   We believe there is market share available for our Company based on the following three reasons.  The territory in which we intend to operate is vast and there are only two other competitors which we have identified.  The territory is richly populated with deer and elk where walk-up licenses are available as opposed to most other locations in North America that have a draw system.  Lastly, we believe there is market share available for our Company and as the economy continues to improve we believe there will be sufficient market share growth available for our company to expand operations.  We believe that to sustain operations long-term in this market we must establish a corporate foundation built on solid principles and provide superior services.

COMMENT:

12 Month Growth Strategy and Milestones, page 20

Quarter, page 21

17.

Please revise to disclose the anticipated cost of the $10,000 Security Bond and liability insurance. We note your disclosure on page 22 that your company has “budgeted $1,800 for all other required permits and licenses.” If the $10,000 Security Bond, liability insurance and “business license” for the company are not included in this $1,800, please revise your disclosure to account for any additional costs. Additionally, please revise the use of proceeds section on page 13, and the proposed milestones on page 36, as may beappropriate.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our filing and included the discussion that insurance carriers only require a fee of 10% for the Security Bond in the “12 Month Growth Strategy and Milestones” section.  In addition, we have revised the “Proposed Milestones to Implement Business Operations” sub-section of the “Plan of Operations” section for consistency regarding this discussion.

COMMENT:

Need for any Government Approval of Products or Services, page 22

18.

We note your response to our prior comment 31 and reissue in part.  Please revise to disclose whether your guides are currently in compliance with the license requirements.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our filing to disclose that all the guides we plan to hire are currently in compliance with the license requirements.

COMMENT:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

19.

We note your response to our prior comment 32.  Please confirm that Mr. Gindro has access to the required funds discussed in your response.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing to state that Mr. Gindro has access to the required funds discussed in our response.

COMMENT:

Plan of Operation, page 35

20.

We note your response to our prior comment 33 and reissue in part. Please revise the first sentence of the plan of operation to clarify that you will not be in a position to commence operations until after the offering is closed.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our filing to clarify that the company will not be in a position to commence operations until after the offering is closed.

COMMENT:

21.

We note your response to our prior comment 34. Please revise to discuss how many employees you contemplate hiring. In this regard, please clarify what you mean in your revised disclosure by “[g]uides and any other services requiring help will be employed on a per service basis . . . .” For example, please explain how many guides will be needed per hunt.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have included a discussion on how many employees we contemplate hiring.   In addition, we have disclosed how many guides will be needed per hunt.

COMMENT:

Directors, Executive Officers, Promoters and Control Persons, page 38

22.

We note your response to our prior comment 37 and reissue. We note that you have revised your disclosure to delete the references to Mr. Gindro’s current employment with outfitter companies, and have revised your disclosure to characterize his prior experience as a big game hunter as a hobby. Please explain this disparity and clarify Mr. Gindro’s work history. If Mr. Gindro is not, and never has been, employed as a big game guide, please revise the risk factors section to disclose that your sole officer has no experience in your intended line of business.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have disclosed in a risk factor that “Mr. Gindro, our sole officer has no experience in our intended line of business.”

COMMENT:

23.

Please revise to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Gindro should serve as a director.  Refer to Item 401€ of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the amended filing to discuss specific experience, qualifications attributes, and skills that led the Company to the conclusion that Mr. Gindro should serve as a director.  We have provided a copy of the added discussion as it now appears in the amended filing as follows: “Guiding hunts has been a Gindro family tradition over the generations and was mainly done by word of mouth.  Mr. Gindro’s family first homesteaded some land in the area in 1890 and has been guiding hunts for generations.  Our President, Mr. Gindro, has been guiding big game for over seven years mainly as a hobby during his hours off from his regular job.   While the remainder of the family is no longer guiding; Jeremy Gindro incorporated Tomichi Creek Outfitters and plans to continue this family tradition and formalize the business.”

COMMENT:

Transactions with Related Persons, Promoters, and Certain Control Persons, page 41

24.

We note your response to our prior comment 39. Please reconcile the statement that “the advance is payable on demand and carries no interest” with the statements on pages 35 and 42 that that the company will not have to repay Mr. Gindro for any advances.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed all reference that these funds will be repaid.  Furthermore, we have included a statement in the revised filing that these funds will be booked as capital contribution.

Furthermore, the Company acknowledges that;

•

should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Jeremy Grindro

Jeremy Gindro